Filed Pursuant to Rule 253(g)(2)

File No. 024-11056

Supplement No. 2 to Offering Circular dated January 8, 2020

20/20 GeneSystems, Inc.

9430 Key West Ave.

Rockville, MD 20850

(240) 453-6339; www.2020gene.com

This Offering Circular Supplement No. 2 (the “Supplement”) relates to the Offering Circular of 20/20 GeneSystems, Inc. (the “Company”), dated January 8, 2020 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 3,340,909 shares of Series C Preferred Stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a “best efforts” basis. This Supplement should be read in conjunction with the Offering Circular and Offering Circular Supplement No. 1, filed with the Securities and Exchange Commission on March 20, 2020 (the “Prior Supplement”), and is qualified by reference to the Offering Circular and the Prior Supplement except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplement and may not be delivered without the Offering Circular and the Prior Supplement.

This Supplement is being file to provide updated disclosure to the “Risk Factors” section of the Offering Circular, by inclusion of the following additional risk factors:

Risks Related to Importing and Distributing the COVID-19 Rapid Antibody Test Kit in the U.S.

We are relying on FDA policies and guidance provisions that have changed very recently and relate directly to the 2019 coronavirus health crisis. If we misinterpret this guidance or the guidance changes unexpectedly and/or materially, potential sales of the COVID-19 Rapid Antibody Test Kit would be impacted.

The U.S. Food and Drug Administration (FDA) issued non-binding guidance for manufacturers relating to the pathway to enable FDA approval for devices related to testing for COVID-19 under an Emergency Use Authorization (EUA). On March 16, 2020, guidance specific to COVID-19 ‘serology tests’ was issued that cover antibody tests like the one we are distributing.  In this guidance document and in subsequent communications with FDA officials, the pathway to enable distribution of the COVID-19 test was further explained.  If our interpretation of the newly revised guidance is incorrect or specifics around the guidance change, the sales of the COVID-19 test could be materially impacted.

If the COVID-19 Rapid Antibody Test Kit that we are importing and distributing in the U.S. does not perform as expected, is misused or misinterpreted, or the reliability of the technology is questioned, we could experience delayed or reduced market acceptance of the test, increased costs and damage to our reputation. False positives or false negatives could cause harm to patients and could result in action taken against our Company.

Our success depends on the market’s confidence that we can provide a reliable, high-quality COVID-19 diagnostic test. We believe that customers in our target markets are likely to be particularly sensitive to product defects and errors. Our reputation and the public image of our licensed COVID-19 diagnostic test may be impaired if it fails to perform as expected or is perceived as difficult to use. Despite clinical verification studies, quality control and quality assurance testing, defects or errors could occur with the test.

In the future, if our licensed COVID-19 diagnostic test experiences a material defect or error, this could result in loss or delay of revenues, delayed market acceptance, damaged reputation, diversion of development resources, legal claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. Such defects or errors could also prompt us to amend certain warning labels or narrow the scope of the use of our diagnostic tests, either of which could hinder our success in the market. Even after any underlying concerns or problems are resolved, any widespread concerns regarding our technology or any manufacturing defects or performance errors in the test could result in lost revenue, delayed market acceptance, damaged reputation, increased service and warranty costs and claims against us.

If we become subject to claims relating the receipt and handling of bio-hazardous materials (including infected blood), we could incur significant cost and liability.

Our quality control / quality assurance process might involve the receipt and handling of whole blood, serum, or plasma from one or more individuals confirmed to have been diagnosed with COVID-19. . We are subject to , federal, state and local regulations governing the use, manufacture, storage, handling and disposal of biological materials and waste products. We may incur significant costs complying with both existing and future environmental laws and regulations. In particular, we are subject to regulation by the Maryland Department of Health, the Clinical Laboratory Improvement Act or CLIA, Occupational Safety and Health Administration, or OSHA, and the Environmental Protection Agency, or EPA, and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act in the United States. OSHA or the EPA may adopt additional regulations in the future that may affect our research and development programs. The risk of accidental contamination or injury from hazardous materials cannot be eliminated completely. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our workers’ compensation insurance. We may not be able to maintain insurance on acceptable terms, if at all.

Our imported COVID-19 Rapid Antibody Test Kits are being manufactured on a high-volume scale, but the intense and growing worldwide demand could curtail available supply and increase our purchase prices.

While the manufacturers of the COVID-19 IgG/IgM test from which we obtain our COVID-19 Rapid Antibody Test Kits (all presently based in China) have experience in manufacturing diagnostic tests, there can be no assurance that they can manufacture the COVID-19 Rapid Antibody Test Kits at a scale that is adequate for our current and future commercial needs. We may face significant or unforeseen difficulties in securing adequate supply of the COVID-19 Rapid Antibody Test Kits, relating to the manufacturing of the test. These risks include but are not limited to:

●	competition from large purchasers worldwide, especially from Europe. In late March 2020, several European governments began to purchase millions of rapid COVID-19 antibody tests from Europe;
•	technical issues relating to manufacturing components of the COVID-19 Rapid Antibody Test Kit on a high-volume commercial scale at reasonable cost, and in a reasonable time frame;

●	difficulty meeting demand or timing requirements for orders due to excessive costs or lack of capacity for part or all of an operation or process;

●	changes in Chinese government export controls, regulations or in quality or other requirements that lead to additional manufacturing costs or an inability to supply product in a timely manner, if at all; and

●	increases in raw material or component supply cost or an inability to obtain supplies of certain critical supplies needed to complete our manufacturing processes.

These and other factors might limit our supply and increase our purchase price. In the event the test cannot be manufactured in sufficient commercial quantities or manufacturing is delayed, our future prospects could be significantly impacted and our financial prospects could be materially harmed.

Our suppliers may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

We may encounter unforeseen situations in the manufacturing of the COVID-19 Rapid Antibody Test Kit that could result in delays or shortfalls in our production. Suppliers may also face similar delays or shortfalls. In addition, suppliers’ production processes may have to change to accommodate any significant future expansion of manufacturing capacity, which may increase suppliers’ manufacturing costs, delay production of diagnostic tests, reduce our product gross margin and adversely impact our business. If we are unable to keep up with demand for the COVID-19 Rapid Antibody Test Kit by successfully securing supply and shipping our diagnostic tests in a timely manner, our revenue could be impaired, market acceptance for the test could be adversely affected and our customers might instead purchase our competitors’ diagnostic tests.

We have relied and expect to continue to rely on third parties to conduct studies of the COVID-19 Rapid Antibody Test Kit that will be required by the FDA or other regulatory authorities and those third parties may not perform satisfactorily.

Although we intend to sell the COVID-19 Rapid Antibody Test Kit by virtue of recent FDA guidance allowing for reduced product clinical and analytical studies, we have relied on third parties, such as independent testing laboratories and hospitals, to conduct such studies. Our reliance on these third parties will reduce our control over these activities. These third-party contractors may not complete activities on schedule or conduct studies in accordance with regulatory requirements or our study design. We cannot control whether they devote sufficient time, skill and resources to our studies. Our reliance on third parties that we do not control will not relieve us of any applicable requirement to prepare, and ensure compliance with, various procedures required under good clinical practices. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our studies may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for additional diagnostic tests.

We will rely on third parties to manufacture the COVID-19 Rapid Antibody Test Kits that we import and distribute in the U.S., and if such third parties refuse or are unable to supply us with the COVID-19 test, our business will be materially harmed.

We will rely on third parties in China to manufacture the COVID-19 Rapid Antibody Test Kits that we import and distribute in the U.S. If any issues arise with respect to the manufacturer’s ability to manufacture and deliver to us the COVID-19 Rapid Antibody Test Kits, our business could be materially harmed.

While we have obtained options to procure exclusive distribution agreements for the exclusive rights to commercialize the COVID-19 Rapid Antibody Test Kit in the United States, the manufacturers have no obligation to supply us with a minimum amount of, or any, COVID-19 Rapid Antibody Test Kits. The manufacturer may choose not to supply us with a sufficient quantity of such tests in order to supply such tests to other distributors, or for any reason. In addition, the manufacturer may be unable to provide us with an adequate supply of COVID-19 Rapid Antibody Test Kits for various reasons, including, among others, if it becomes insolvent, if a United States regulatory authority or other governments block the import or sale of the COVID-19 tests, if it fails to maintain its rights to manufacture the COVID-19 test.

The recent coronavirus (COVID-19) outbreak could adversely affect our financial condition and results of operation.

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China. The impact of the outbreak of COVID-19 on the businesses and the economy in China and the rest of the world is unknown. If the impact is significant, the outbreak could impact our ability to implement logistic centers, develop business, conduct operations, and obtain components used in our products. The extent to which COVID-19 outbreak will impact business and the economy is highly uncertain and cannot be predicted. Accordingly, we cannot predict the extent to which our financial condition and results of operation will be affected.

We face substantial competition.

The development and commercialization of blood tests to detect IgG and IgM antibodies is highly competitive and subject to rapid technological advances. We may face future competition with respect to our current product candidates and any product candidates we may seek to develop or commercialize in the future. Our competitors may develop COVID-19 testing kits that are safer, more effective, more convenient or less costly than any products that we may develop or market, or may obtain marketing approval for their products from the FDA, or equivalent foreign regulatory bodies more rapidly than we may obtain approval for our product candidates. Our competitors may devote greater resources to market or sell their COVID-19 testing kits, research and development capabilities, adapt more quickly to new technologies, scientific advances or patient preferences and needs, initiate or withstand substantial price competition more successfully, or more effectively negotiate third-party licensing and collaborative arrangements. As a result, physicians and other key healthcare decision makers may choose other products over our products, switch from our products to new products or choose to use our products only in limited circumstances, which could adversely affect our business, financial condition and results of operations.

In addition to the Risk Factors above, this Supplement includes the attached (i) Press Release issued by the Company on April 3, 2020, and (ii) Current Report on Form 1-U filed with the Securities and Exchange Commission on April 6, 2020.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 2 to Offering Circular is April 6, 2020.

20/20 BioResponse Confirms Accuracy of Rapid Coronavirus Test Kits in Hospitals in Several U.S. States

Rapid Antibody Test Generates Results in under 10 minutes from Blood Drop without Laboratory Equipment

April 03, 2020 06:55 PM Eastern Daylight Time

ROCKVILLE, Md.--(BUSINESS WIRE)--20/20 BioResponse, a business unit of 20/20 GeneSystems, Inc. announced today that it will begin shipping its CoronaCheck ™ COVID-19 Rapid Antibody Test Kit. The company’s action follows a study involving over 50 patients being treated or evaluated at five hospitals and medical practices in Washington D.C., Colorado, New Jersey, South Carolina, and Pennsylvania.

“I congratulate 20/20 BioResponse for being one of the first companies in the nation to understand the need and importance of providing clinicians with rapid point of care COVID-19 antibody testing”

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This study tested patients previously diagnosed as positive or negative for SARS-CoV-2 by the standard molecular diagnostic tests. Testing was performed at five separate sites throughout the United States and involved 50 patients. “The test results were found to be statistically consistent with the manufacturer’s stated performance characteristics and appear to meet the expectation of front-line physicians who participated in the study," said Michael S. Lebowitz, Ph.D. 20/20’s Chief Scientific Officer.

One of the evaluators, Dr. Charles H. Miranda, MD, from South Denver Internal Medicine, reported the product to be “highly reliable.” “I congratulate 20/20 BioResponse for being one of the first companies in the nation to understand the need and importance of providing clinicians with rapid point of care COVID-19 antibody testing,” said Miranda.

The test kits are rapid immunoassays (configured like a home pregnancy test) to detect IgM and IgG antibodies to SARS-CoV-2 in blood. SARS-CoV-2 is the coronavirus which is the cause of COVID-19 disease. Antibodies that bind to SARS-CoV-2 are detectable in most people between 7 and 10 days after the onset of symptoms. According to the March 16 FDA Guidance, antibody blood tests of this nature are “less complex” than the nucleic acid testing that the CDC and laboratories throughout the U.S. have been running since the start of this emergency. These tests give results in less than 15 minutes.

The subject test, made in China and approved by the Chinese FDA, was previously evaluated in using 188 clinical samples. The manufacturers reported a sensitivity of 87% and a specificity of 100%.

The need for these tests is well understood by experts in infectious disease. A recent editorial published by the American Society for Microbiology, including both the President and the CEO of that organization as two of eight authors, suggested that “antibody tests for SARS–CoV-2 may facilitate (i) contact tracing—RNA-based tests can help with this as well; (ii) serologic surveillance at the local, regional, state, and national levels; and (iii) identification of those who have already had the virus and thus may (if there is protective immunity) be immune.”

20/20 is now making this test available to U.S. based public health providers, hospitals, urgent care centers, and occupational health providers, especially those serving first responders. It also plans to request from FDA an Emergency Use Authorization to make these kits available to consumers through retail and internet purchase.

Please refer to www.CoronaCheckTest.com for product details, updates, and ordering information. (More than one product configuration may be offered; features and performance may vary slightly among configurations.)

About 20/20 GeneSystems

20/20 GeneSystems, Inc. (www.2020Gene.com) is a Rockville, MD based company focused on innovative diagnostics and detection products. In addition to the company’s blood tests that aid in the early cancer detection (www.OneTestforCancer.com), 20/20 has also commercialized its patented BioCheck® detection kit to help fire departments and other emergency response organizations screen suspicious powders. (www.BioCheckInfo.com).

Important Notice Regarding Regulation A Offering and Forward-Looking Statements

20/20 is offering securities under a qualified offering statement. You may obtain a copy of the offering circular that is part of that offering statement through this link. For more information about 20/20’s securities offering visit https://www.startengine.com/2020-gene-systems.

The information set forth in this Press Release may pertain to the Offering Statement referenced below. Both this Press Release and the Offering Statement include statements, estimates and projections with respect to our anticipated future performance and other forward-looking statements, which are subject to risks, uncertainties and assumptions. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “future” or “continue”, the negative of these terms and other comparable terminology. Such forward-looking statements are based on current plans, estimates and expectations and are made pursuant to the Private Securities Litigation Reform Act of 1995. These statements, estimates and projections are based upon various assumptions that we made concerning our anticipated results and industry trends, which may or may not occur. We are not making any representations as to the accuracy of these statements, estimates or projections. Our actual performance may be materially different from the statements, estimates or projections set forth below based upon a number of factors, including those contained in the Risk Factor section of the offering circular described below. We are under no duty to update any of these forward-looking statements to conform them to actual results or revised expectations.

Contacts

Ron Baker
20/20 BioResponse
Phone: 301-785-5185
ron@BioCheckInfo.com

Lana Sansur
RMR & Associates
Phone: 301-978-1772
lsansur@rmr.com

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 6, 2020

20/20 GENESYSTEMS, INC.

(Exact name of issuer as specified in its charter)

Delaware	51-2272107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9430 Key West Ave., Rockville, MD 20850

(Full mailing address of principal executive offices)

(240) 453-6339

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted; Series C Preferred Stock and Common Stock into which the Series C Preferred Stock may be converted.

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.   OTHER EVENTS

On March 11, 2020, 20/20 GeneSystems, Inc. (the “Company”) entered into a Lockdown and Option Agreement (the “MedSys Agreement”), with MedicalSystem Biotechnology Co., Ltd., located in Ningbo, China (“MedSys”), pursuant to which MedSys granted to the Company an exclusive option (the “MedSys Option”) to obtain United States Food & Drug Administration (the “FDA”) approvals under the COVID-19 Emergency Use Authorization program (the “EUA”), and an exclusive license to export and distribute and otherwise commercialize a coronavirus testing device (the “COVID-19 Rapid Antibody Test Kit”) within the United States. The COVID-19 Rapid Antibody Test Kit, which can qualitatively detect IgM and IgG antibodies of coronavirus in humans, is suitable for auxiliary diagnoses of the novel coronavirus 2019 (“COVID-19”) in infected patients. The Company may exercise its right to convert the MedSys Option into a distribution agreement at any time during the term of the MedSys Agreement if (a) the Company obtains or has a credible plan to obtain clearance from the FDA to distribute and commercialize the COVID-19 Rapid Antibody Test Kit or (b) provides MedSys with a business plan that includes prospective clients, a distribution channel and projected revenues. The MedSys Option expires six weeks from the effective date of the MedSys Agreement, unless otherwise extended by mutual written consent of the parties. Upon the Company’s exercise of the MedSys Option, the parties shall negotiate in good faith the terms and conditions of the distribution agreement, which shall be fair and reasonable, with the intent to complete the distribution agreement within 30 days of the Company’s exercise of the MedSys Option, unless extended by mutual consent of the parties for an additional 30 days.

On March 13, 2020, the Company entered into a Lockdown and Option Agreement (the “Bioscience Agreement”), with Bioscience (Tianjin) Diagnostic Technology Co., Ltd., located in Tianjin, China (“Bioscience”), pursuant to which Bioscience granted to the Company an exclusive option (the “Bioscience Option”) to obtain FDA approvals under the EUA, and an exclusive license to export and distribute and otherwise commercialize the COVID-19 Rapid Antibody Test Kit within the United States. The Company may exercise its right to convert the Bioscience Option into a distribution agreement at any time during the term of the Bioscience Agreement if (i) the Company obtains or has a credible plan to obtain clearance from the FDA to distribute and commercialize the COVID-19 Rapid Antibody Test Kit or (ii) provides Bioscience with a business plan that includes prospective clients, a distribution channel and projected revenues. The Bioscience Option expires six weeks from the effective date of the Bioscience Agreement, unless otherwise extended by mutual written consent of the parties. Upon the Company’s exercise of the Bioscience Option, the parties shall negotiate in good faith the terms and conditions of the distribution agreement, which shall be fair and reasonable, with the intent to complete the distribution agreement within 30 days of the Company’s exercise of the Bioscience Option, unless extended by mutual consent of the parties for an additional 30 days.

On March 18, 2020, the Company entered into a Lockdown and Option Agreement (the “Innovita Agreement”), with Innovita (Tangshan) Biological Technology Co., Ltd., located in Hebei, China (“Innovita”), pursuant to which Innovita granted to the Company an exclusive option (the “Innovita Option”) to obtain FDA approvals under the EUA, and an exclusive license to export and distribute and otherwise commercialize the COVID-19 Rapid Antibody Test Kit within the United States. The Company may exercise its right to convert the Innovita Option into a distribution agreement at any time during the term of the Innovita Agreement if (i) the Company obtains or has a credible plan to obtain clearance from the FDA to distribute and commercialize the COVID-19 Rapid Antibody Test Kit or (ii) provides Innovita with a business plan that includes prospective clients, a distribution channel and projected revenues. The Innovita Option expires six weeks from the effective date of the Innovita Agreement, unless otherwise extended by mutual written consent of the parties. Upon the Company’s exercise of the Innovita Option, the parties shall negotiate in good faith the terms and conditions of the distribution agreement, which shall be fair and reasonable, with the intent to complete the distribution agreement within 30 days of the Company’s exercise of the Innovita Option, unless extended by mutual consent of the parties for an additional 30 days.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

20/20 GENESYSTEMS, INC.
a Delaware corporation

By:	/s/ Jonathan Cohen
Name:	Jonathan Cohen
Its:	Chief Executive Officer
Date:	April 6, 2020